Exhibit 99.1

Spreadtrum Communications Acquired Stake in MobilePeak Holdings, Ltd., a Leading UMTS/HSPA+ Modem Chipset Designer

SHANGHAI, June 9, 2011 /PRNewswire-Asia-FirstCall/ -- Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum" or the "Company"), a leading fabless semiconductor provider in China with advanced technology in both 2G and 3G wireless communications standards, today announced that it has acquired approximately 48.44% of the total outstanding shares of MobilePeak Holdings, Ltd. ("MobilePeak"), a privately held fabless semiconductor company based in Shanghai and San Diego that specializes in the design of highly integrated UMTS/HSPA+ modem chipsets.

Spreadtrum acquired approximately 48.44% of MobilePeak's total outstanding shares, and provided a short-term loan to MobilePeak for the repayment of MobilePeak's outstanding convertible bridge loans, for an aggregate cash consideration of approximately US$32.58 million. Spreadtrum intends to purchase all of MobilePeak's issued and outstanding shares, and expects to complete the acquisition in the third quarter of 2011. Thanks to MobilePeak's efficient operations, Spreadtrum expects the acquisition to have a minor impact on its earnings per share in Q2 and the remaining quarters in 2011, and Spreadtrum maintains its Q2 2011 guidance in terms of revenue, gross margin, and operating expenses as a percentage of revenue.

Commenting on the transaction, Spreadtrum's Chairman, President and CEO, Dr. Leo Li, said, "We are very pleased and excited to welcome the MobilePeak team. The synergies between the two companies and the opportunities created by this transaction are clear. With MobilePeak's complete UMTS/HSPA+ solution, we will broaden our portfolio of worldwide wireless handset technologies, and make inroads into the WCDMA feature phone, smart phone and tablet markets."

"Utilizing our advanced 40nm technology, mature GSM/GPRS/EDGE and TD-SCDMA platforms, and working closely with MobilePeak's Shanghai and San Diego teams, we will be well equipped to expand our international market shares. These capabilities are also a solid foundation for developing the next generation multi-mode FDD-LTE/WCDMA and TDD-LTE/TD-SCDMA technologies over the next two years."

Mr. Qiuzhen (Joe) Zou, Chairman and President of MobilePeak, said, "We are eager to work with the Spreadtrum team. Since MobilePeak's inception in 2005, our team has developed world-class baseband chipsets with support for 3GPP Standard through Release 7, including HSPA+ technology up to Category 14 with 21Mbps maximum downlink speed and 11Mbps maximum uplink speed. MobilePeak has more than 100 patents granted or pending worldwide, and its solutions have passed GCF tests and top-tier handset makers' strict in-house tests. We are confident to role out the first 40nm HSPA+ solution platform for feature phones and smart phones by 2012." Mr. Zou will assume the role of Chief Technology Officer at Spreadtrum.

Mr. Zou founded MobilePeak in 2005 and has since served as MobilePeak's Chairman. He served as MobilePeak's Chief Technology Officer from 2005 to 2010 and assumed the position of President in 2010. Mr. Zou has more than 18 years of experience in the wireless communications industry. From 1993 to 2003, Mr. Zou held various positions with QUALCOMM, Inc., where he became a Vice President of Engineering in 2000. At QUALCOMM, Mr. Zou led various semiconductor design projects, including multiple generations of CDMA baseband chipsets. Mr. Zou received a BSEE from Southeast University in Nanjing, China in 1992, followed by an MSEE from Stanford University in 1993.

WEBCAST OF CONFERENCE CALL:

The Company's senior management will host a conference call to discuss its WCDMA/HSPA+ product plan and other related matters at 8:30 pm (Eastern) on Monday, June 13, 2011, which is 8:30 am (Hong Kong) on Tuesday, June 14, 2011. The conference call may be accessed by calling:

Region	Phone Number

United States / International	+1-617-786-2904

Hong Kong	+852 30021672

United Kingdom	+44 2073658426 / +44 2073654163 / +44 2073658425

China	+86 4008811630 / +86 4008811629

Participant Passcode	"SPRD" or "Spreadtrum"

A live webcast of the conference call and replay will be available in the investor relations section of the Company's website. Webcast Link:

http://phx.corporate-ir.net/phoenix.zhtml?p=irol-eventDetails&c=212408&eventID=4134052

About Spreadtrum Communications

Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum") is a fabless semiconductor company that develops baseband and RF processor solutions for the wireless communications market.  Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly integrated baseband processors with multimedia functionality and power management.  Spreadtrum has developed solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich to meet their cost and time-to-market requirements.

For more information, please visit: www.spreadtrum.com

About MobilePeak

MobilePeak is a developer of low-cost full featured baseband and RF semiconductor solutions for 3GPP WCDMA (3G), HSPA (3.5G), and HSPA+ standards.  MobilePeak's technologies are focused on providing fully capable solutions for mobile broadband datacards, USB sticks, and modules for various data-oriented applications.  MobilePeak's products support a full-rate 384Kbps Class WCDMA and HSPA+ Category 14 (21Mbps downlink; 11Mbps uplink).  Established in 2005, MobilePeak is a venture-funded startup with offices in Shanghai, China and San Diego, California.

Spreadtrum Safe Harbor Statements:

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding Spreadtrum's intention to purchasing all of MobilePeak's issued and outstanding shares; Spreadtrum's expectation with respect to completing the acquisition in the third quarter of 2011; Spreadtrum's expectation with respect to a minor impact of the acquisition on its earnings per share in Q2 and the remaining quarters of 2011; Spreadtrum's expectation with respect to meeting its Q2 2011 guidance in terms of revenue, gross margin, and operating expenses as a percentage of revenue; the synergies between Spreadtrum and MobilePeak and the opportunities created by this transaction; Spreadtrum's expectation with respect to having MobilePeak's solution being able to broaden Spreadtrum's portfolio of worldwide wireless handset technologies and making inroads into the WCDMA feature phone, smart phone and tablet markets; Spreadtrum being well equipped in expanding its international market shares by utilizing its advanced 40nm technology, mature GSM/GPRS/EDGE and TD-SCDMA platforms and working closely with MobilePeak's teams; the ability of Spreadtrum in developing the next generation multi-mode FDD-LTE/WCDMA and TDD-LTE/TD-SCDMA technologies over the next two years; and the capability of MobilePeak in roling out the first 40nm HSPA+ solution platform for feature phones and smart phones by 2012 . Spreadtrum uses words like 'believe,' 'anticipate,' 'intend,' 'estimate,' 'expect,' 'project' and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and Spreadtrum's actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, the failure of the acquisition of the total outstanding shares of MobilePeak to close on a timely basis or at all; the failure to successfully integrate MobilePeak or retain its key employees; continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for mobile phones and tablets; the rate at which the commercial deployment of WCDMA and TD-SCDMA technologies will grow; market acceptance of Spreadtrum and MobilePeak's products; the state of and any change in Spreadtrum and MobilePeak's relationships with their major customers; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in Spreadtrum's filings with the U.S. Securities and Exchange Commission (the "SEC") and the annual report on Form 20-F filed on April 6, 2011, as amended, especially the sections under 'Risk Factors' and such other documents that Spreadtrum may file with the SEC from time to time, including on Form 6-K. Spreadtrum assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.

SOURCE:  Spreadtrum Communications, Inc.